Exhibit 99.41

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:	Burcon NutraScience Corporation

End date of last completed fiscal year:	March 31, 2011

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding at the issuer's most recent fiscal year:	29,805,557

Simple average of the closing price of that class or series as of the last trading day of each of month of the fiscal year (See clauses 2.7(a)(ii)(A) and (B) of Rule)	$9.38

Market value of class or series	$279,576,124.66

(Repeat the above calculation for each class or series of securities of the reporting issuer that are listed or quoted on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)	N/A

Market value of other securities at the end of the last completed fiscal year:

(See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)	N/A

(Repeat for each class or series of securities to which paragraph 2.7(b) of the Rule applies)	N/A

Capitalization for the last completed fiscal year
(Add market value of all classes and series of securities) =	$279,576,124.66

Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	$20,100

Late Fee, if applicable	N/A
(As determined under section 2.5 of Rule)